Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong



20th December 2004


05005057

Securities & Exchange Commission
Office of International Corporate Fin
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Joint Announcement published in the newspapers on 20th December 2004 regarding the Completion of Discloseable & Connected Transactions

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 1038)

HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 006)



HUTCHISON WHAMPOA LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 013)

JOINT ANNOUNCEMENT

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
COMPLETION OF VERY SUBSTANTIAL DISPOSALS

HONGKONG ELECTRIC HOLDINGS LIMITED
COMPLETION OF DISCLOSEABLE AND CONNECTED TRANSACTIONS

HUTCHISON WHAMPOA LIMITED
COMPLETION OF DISCLOSEABLE TRANSACTIONS

The boards of directors of each of CKI, HEH and HWL are pleased to announce that the Alpha Disposal and the 9.9% Disposal have been completed.

Reference is made to the CKI Circular, the HEH Circular, the HWL Circular, the CKI Announcement and the HEH Announcement. Terms used herein shall have the same meaning as those defined in the CKI Circular unless the context requires otherwise.

COMPLETION OF THE ALPHA DISPOSAL AGREEMENT

As announced in the CKI Announcement and the HEH Announcement, both of the conditions precedent to the Alpha Disposal Agreement were fulfilled on 14th December, 2004. The boards of directors of each of CKI, HEH and HWL are pleased to announce that completion of the Alpha Disposal Agreement took place on 17th December, 2004 in accordance with the terms of the Alpha Disposal Agreement. The Alpha Disposal constituted a very substantial disposal for CKI, a discloseable transaction for HWL and a discloseable and connected transaction for HEH.

COMPLETION OF THE 9.9% DISPOSAL AGREEMENT

As announced in the CKI Announcement, all of the 9.9% Disposal Conditions were fulfilled on 14th December, 2004. Accordingly, completion of the 9.9% Disposal Agreement took place on 17th December, 2004 in accordance with the terms of the 9.9% Disposal Agreement. As a result of the Stock Exchange's ruling that the 9.9% Disposal should be aggregated with the Alpha Disposal, the 9.9% Disposal constituted a very substantial disposal for CKI and a discloseable transaction for HWL.

It is expected that completion of the Blackwater Acquisition will take place in June 2005.

BOARD COMPOSITIONS

As at the date of this announcement, the Executive Directors of CKI are Mr. LI Tzar Kuoi, Victor (Chairman), Mr. KAM Hing Lam (Group Managing Director), Mr. George Colin MAGNUS (Deputy Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. IP Tak Chuen, Edmond (Deputy Chairman), Mr. KWAN Bing Sing, Eric (Deputy Managing Director), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT and Mr. TSO Kai Sum; and the Non-executive Directors are Mr. CHEONG Ying Chew, Henry (Independent Non-executive Director), Mrs. LEE Pui Ling, Angelina, Mr. Barrie COOK, Mrs. KWOK Eva Lee (Independent Non-executive Director) and Mrs. SNG Sow-Mei (PHOON Sui Moy, alias POON Sow Mei) (Independent Non-executive Director).

As at the date of this announcement, the Executive Directors of HEH are Mr. George Colin MAGNUS (Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER (Group Finance Director), Mr. LEE Lan Yee, Francis, Mr. KAM Hing Lam, Mr. LI Tzar Kuoi, Victor and Mr. Frank John SIXT; and the Non-executive Directors are Mr. YEE Lup Yuen, Ewan, Mrs. CHOW WOO Mo Fong, Susan, Mr. Ronald Joseph ARCULLI, Mr. Holger KLUGE (Independent Non-executive Director), Mr. Ralph Raymond SHEA (Independent Non-executive Director) and Mr. WONG Chung Hin (Independent Non-executive Director).

As at the date of this announcement, the Executive Directors of HWL are Mr. LI Ka-shing (Chairman), Mr. LI Tzar Kuoi, Victor (Deputy Chairman), Mr. FOK Kin Ning, Canning (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (Deputy Group Managing Director), Mr. Frank John SIXT (Group Finance Director), Mr. LAI Kai Ming, Dominic, Mr. George Colin MAGNUS and Mr. KAM Hing Lam; and the Non-executive Directors are Mr. Michael David KADOORIE (Independent Non-executive Director), Mr. Holger KLUGE (Independent Non-executive Director), Mr. William Elkin MOCATTA (alternate to Mr. Michael David KADOORIE), Mr. Simon MURRAY (Independent Non-executive Director), Mr. OR Ching Fai, Raymond (Independent Non-executive Director), Mr. William SHURNIAK, Mr. Peter Alan Lee VINE (Independent Non-executive Director) and Mr. WONG Chung Hin (Independent Non-executive Director).

DEFINITIONS

"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038)
"CKI Announcement"	the announcement made by CKI dated 14th December, 2004 relating to the results of the CKI SGM
"CKI Circular"	the circular sent by CKI to CKI Shareholders dated 26th November, 2004
"CKI Ordinary Resolution (i)"	the ordinary resolution numbered (i) as set out in the notice of CKI SGM contained in the CKI Circular
"CKI Ordinary Resolution (ii)"	the ordinary resolution numbered (ii) as set out in the notice of CKI SGM contained in the CKI Circular
"CKI Ordinary Resolution (iii)"	the ordinary resolution numbered (iii) as set out in the notice of CKI SGM contained in the CKI Circular
"CKI SGM"	the special general meeting of CKI held on 14th December, 2004 to approve CKI Ordinary Resolution (i), CKI Ordinary Resolution (ii) and CKI Ordinary Resolution (iii)
"CKI Shareholders"	the shareholders of CKI
"HEH"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 006)
"HEH Announcement"	the announcement made by HEH dated 14th December, 2004 relating to the results of the HEH EGM
"HEH Circular"	the circular sent by HEH to HEH Shareholders dated 26th November, 2004
"HEH EGM"	the extraordinary general meeting of HEH held on 14th December, 2004 to approve the HEH Ordinary Resolution
"HEH Ordinary Resolution"	the ordinary resolution as set out in the notice of HEH EGM contained in the HEH Circular
"HEH Shareholders"	the shareholders of HEH
"HWL"	Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 013)
"HWL Circular"	the circular sent by HWL to HWL Shareholders dated 26th November, 2004
"HWL Shareholders"	the shareholders of HWL

By Order of the Board
CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
Eirene Yeung
Company Secretary

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

By Order of the Board
HUTCHISON WHAMPOA LIMITED
Edith Shih
Company Secretary

Hong Kong, 17th December, 2004



長江基建集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1038)


hongkong electric

香港電燈集團有限公司
(於香港註冊成立之有限公司)
(股份代號：006)


HWL

和記黃埔有限公司
(於香港註冊成立之有限公司)
(股份代號：013)

聯合公佈

長江基建集團有限公司
完成非常重大出售事項

香港電燈集團有限公司
完成須予披露及關連交易

和記黃埔有限公司
完成須予披露交易

長江基建、港燈及和黃各自之董事會欣然宣佈Alpha出售事項及9.9%出售事項已告完成。

茲提述長江基建通函、港燈通函、和黃通函、長江基建公佈及港燈公佈。除文義另有所指外，本公佈所用之詞彙與長江基建通函中所界定者具有相同涵義。

完成ALPHA出售協議

誠如長江基建公佈及港燈公佈所宣佈，兩項Alpha出售協議之先決條件已於二零零四年十二月十四日達成。長江基建、港燈及和黃各自之董事會欣然宣佈Alpha出售協議已於二零零四年十二月十七日根據Alpha出售協議之條款完成。Alpha出售事項構成長江基建之非常重大出售事項、和黃之須予披露交易，以及港燈之須予披露及關連交易。

完成9.9%出售協議

誠如長江基建公佈所宣佈，全部9.9%出售條件已於二零零四年十二月十四日達成。因此，9.9%出售協議已於二零零四年十二月十七日根據9.9%出售協議之條款完成。鑑於聯交所裁定9.9%出售事項應與Alpha出售事項結合考慮，故9.9%出售事項構成長江基建之非常重大出售事項及和黃之須予披露交易。

預期Blackwater收購事項將於二零零五年六月完成。

董事會成員

於本公佈刊發日期，長江基建之執行董事為李澤鉅先生(主席)、甘慶林先生(集團董事總經理)、麥理思先生(副主席)、霍建寧先生(副主席)、葉德銓先生(副主席)、關秉誠先生(副董事總經理)、周胡慕芳女士、陸法蘭先生及曹棨森先生；及非執行董事為張英潮先生(獨立非執行董事)、李王佩玲女士、高保利先生、郭李綺華女士(獨立非執行董事)及孫潘秀美女士(獨立非執行董事)。

於本公佈刊發日期，港燈之執行董事為麥理思先生(主席)、霍建寧先生(副主席)、曹棨森先生(集團董事總經理)、甄達安先生(集團財務董事)、李蘭意先生、甘慶林先生、李澤鉅先生及陸法蘭先生；及非執行董事為余立仁先生、周胡慕芳女士、夏佳理先生、Holger KLUGE先生(獨立非執行董事)、余頌平先生(獨立非執行董事)及黃頌顯先生(獨立非執行董事)。

於本公佈刊發日期，和黃之執行董事為李嘉誠先生(主席)、李澤鉅先生(副主席)、霍建寧先生(集團董事總經理)、周胡慕芳女士(副集團董事總經理)、陸法蘭先生(集團財務董事)、黎啟明先生、麥理思先生及甘慶林先生；及非執行董事為米高嘉道理先生(獨立非執行董事)、Holger KLUGE先生(獨立非執行董事)、毛嘉達先生(米高嘉道理先生之替任董事)、馬世民先生(獨立非執行董事)、柯清輝先生(獨立非執行董事)、盛永能先生、范培德先生(獨立非執行董事)及黃頌顯先生(獨立非執行董事)。

釋義

「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1038)
「長江基建公佈」	指	長江基建就長江基建股東特別大會結果而於二零零四年十二月十四日刊發之公佈
「長江基建通函」	指	長江基建於二零零四年十一月二十六日向長江基建股東寄發之通函
「第(i)項長江基建普通決議案」	指	載於長江基建通函之長江基建股東特別大會通告內之第(i)項普通決議案
「第(ii)項長江基建普通決議案」	指	載於長江基建通函之長江基建股東特別大會通告內之第(ii)項普通決議案
「第(iii)項長江基建普通決議案」	指	載於長江基建通函之長江基建股東特別大會通告內之第(iii)項普通決議案
「長江基建股東特別大會」	指	長江基建於二零零四年十二月十四日召開之股東特別大會，以批准第(i)項長江基建普通決議案、第(ii)項長江基建普通決議案及第(iii)項長江基建普通決議案
「長江基建股東」	指	長江基建之股東
「港燈」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：006)
「港燈公佈」	指	港燈就港燈股東特別大會結果而於二零零四年十二月十四日刊發之公佈
「港燈通函」	指	港燈於二零零四年十一月二十六日向港燈股東寄發之通函
「港燈股東特別大會」	指	港燈於二零零四年十二月十四日召開之股東特別大會，以批准港燈普通決議案
「港燈普通決議案」	指	載於港燈通函之港燈股東特別大會通告內之普通決議案
「港燈股東」	指	港燈之股東
「和黃」	指	和記黃埔有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：013)
「和黃通函」	指	和黃於二零零四年十一月二十六日向和黃股東寄發之通函
「和黃股東」	指	和黃之股東

承董事會命
長江基建集團有限公司
公司秘書
楊逸芝

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

承董事會命
和記黃埔有限公司
公司秘書
施熙德

香港，二零零四年十二月十七日